18010060

SEC Mail Processing
NOV 23 2018
Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 *
# PART III

| SEC FILE NUMBER |
|---|
| 8-67244 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/2017 (MM/DD/YY) AND ENDING 9/30/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carillon Fund Distributors, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**880 Carillon Parkway**
(No. and Street)

| **Saint Petersburg** | **Florida** | **33716** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Marshall Ollia** **727-567-1000**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG, LLP**
(Name - *if individual, state last, first, middle name*)

| **100 North Tampa Street Suite 1700** | **Tampa** | **Florida** | **33602** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
NOV 26 2018
RECEIVED

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Marshall Ollia, officer of Carillon Fund Distributors, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Carillon Fund Distributors, Inc., as of September 30, 2018, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Marshall Ollia
Chief Financial Officer

Notary Public

ASHELY L. CLINE
MY COMMISSION EXPIRES NOVEMBER 18, 2022
#GG 239761
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CARILLON FUND DISTRIBUTORS, INC.**
**(a wholly owned subsidiary of Eagle Asset Management, Inc.)**

**STATEMENT OF FINANCIAL CONDITION**

**SEPTEMBER 30, 2018**

## SUMMARY OF CONTENTS

KPMG

**KPMG LLP**
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Carillon Fund Distributors, Inc.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Carillon Fund Distributors, Inc. (the Company) as of September 30, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carillon Fund Distributors, Inc. as of September 30, 2018, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Tampa, Florida
November 20, 2018

CARILLON FUND DISTRIBUTORS, INC.
(a wholly owned subsidiary of Eagle Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2018

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 8,648,023 |
| Receivables from affiliated mutual funds | | 1,366,068 |
| Other receivables | | 185,503 |
| Deferred income taxes, net | | 90,570 |
| Prepaid expenses and other assets | | 63,928 |
| Total assets | $ | 10,354,092 |
| **Liabilities and stockholder's equity:** | | |
| Accrued distribution fee payable | $ | 1,413,058 |
| Accrued compensation, commissions and benefits | | 1,798,328 |
| Payable to affiliates | | 1,005,543 |
| Accrued expenses and other liabilities | | 19,243 |
| Total liabilities | | 4,236,172 |
| Commitments and contingencies (see Note 5) | | |
| Stockholder's equity: | | |
| Common stock; $.01 par value; authorized 100 shares; issued and outstanding 100 shares | | 1 |
| Additional paid-in capital | | 57,735,656 |
| Accumulated deficit | | (51,617,737) |
| Total stockholder's equity | | 6,117,920 |
| Total liabilities and stockholder's equity | $ | 10,354,092 |

See accompanying Notes to Statement of Financial Condition.

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**September 30, 2018**

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carillon Fund Distributors, Inc. ("CFD," "we," "our,", "ours," or "us,") is a Florida corporation and a wholly owned subsidiary of Eagle Asset Management, Inc. ("EAM" or "Parent"). EAM is a wholly owned subsidiary of Carillon Tower Advisers, Inc. ("CTA"), who is in turn a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Ultimate Parent"). CFD is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). For the year ended September 30, 2018, CFD served as principal underwriter for the Carillon Family of Funds (all of which EAM or other CTA affiliates are sub-advisers, the "Funds"), by promoting and soliciting orders for the purchase of shares of the Funds.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

We conform to our Parent and RJF's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

### Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

### Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

### Receivables from affiliated mutual funds

Receivables from affiliated mutual funds include receivables from the Funds for distribution fees and 12b-1 advances to broker-dealers related to Class C share transactions. Distribution fees receivable are amounts due for marketing the Funds and are received monthly. The 12b-1 advances are collected either through quarterly 12b-1 fees received from Funds or through sales charges if shares are liquidated by the account holder within the twelve month period from their date of purchase.

### Property and equipment

Property and equipment, which consists primarily of office furniture and equipment, are presented at cost less accumulated depreciation and any net asset balance is included in prepaid expenses and other assets on the Statement of Financial Condition. There was no net asset balance as of September 30, 2018, as all such assets have been fully depreciated.

Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

### Income taxes

On December 22, 2017, the Tax Act was enacted, which significantly revised the U.S. corporate income tax system by, among other things, lowering corporate income tax rates from 35% to 21%. As RJF's fiscal year end is September 30th, our U.S. federal statutory tax rate was 24.5% for our fiscal year ended September 30, 2018, which reflects a blended federal statutory rate of 35% for our first fiscal quarter and 21% for the remaining three fiscal quarters. This blended statutory rate was the basis for calculating our effective tax rate, which was also impacted by other factors.

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method utilizing a benefits for losses approach.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 4 for further information on our income taxes.

**Contingent liabilities**

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

## NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with our Parent, CTA, RJF, and affiliates in certain expense and tax sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from our Parent, CTA, RJF, or affiliates.

Payables to affiliates total $1,005,543 at September 30, 2018. The balance includes $759,395 of distribution fees payable to broker-dealer affiliates, $222,902 payable to RJF arising from income taxes, and $23,246 payable to other affiliates for the unpaid portion of all other related party transactions reflected in the table above. Due to our operating losses, RJF receives federal and state income tax benefits. RJF compensates us for these income tax benefits. The related party transactions that result in these payables are settled monthly with cash transfers.

## NOTE 4 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

| | September 30, 2018 |
|---|---|
| Deferred tax assets: | |
| State net operating loss carryover, net of federal tax | $ 10,376 |
| Fixed assets | 1,486 |
| Deferred compensation | 42,635 |
| Accrued expenses | 46,449 |
| Gross deferred tax assets | 100,946 |
| Less: valuation allowance | (10,376) |
| Total deferred tax asset, net | $ 90,570 |

We have net operating loss carryforwards available to reduce state income tax of approximately $13,133, offset by a federal income tax effect of $2,757. These net operating loss carryforwards expire between fiscal year 2021 and fiscal year 2023. The valuation allowance for the fiscal year ended September 30, 2018 relates to net operating losses generated from our single entity state income tax filings and management's belief that, based on our historical operating losses, projection of future losses, scheduled reversal

of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards will expire unutilized. The valuation allowance increased by $1,839 to $10,376 during the fiscal year ended September 30, 2018 due to the rate change enacted by the Tax Act. We believe that the realization of the remaining net deferred tax asset of $90,570 is more likely than not based on the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement and carryback losses against prior year consolidated taxable income of the affiliated group.

At September 30, 2018, we did not have any liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2015 for federal tax returns and fiscal year 2014 for state and local tax returns. The various audits in process are expected to be completed in fiscal year 2019.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of our business, we have been named, from time to time, as a defendant in various legal actions arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. When such activities occur, we cannot predict if, how or when any such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

We contest liability and/or the amount of damages as appropriate in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters.

Subject to the foregoing, we believe, after consultation with counsel and consideration of the accrued liability amounts included in the accompanying Statement of Financial Condition, that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

## NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2018, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. Our net capital position is as follows:

| | September 30, 2018 | |
|---|---|---|
| Net capital | $ | 4,484,154 |
| Less: Required net capital | | (250,000) |
| Excess net capital | $ | 4,234,154 |

## NOTE 7 — SUBSEQUENT EVENTS

Management has considered subsequent events through November 20, 2018. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM